EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Mogo Inc. (the "
Company
" or "
Mogo
")
2100 – 401 West Georgia Street
Vancouver, British Columbia
V6B 5A1

Item 2. Date of Material Change

February 6, 2020

Item 3. News Release

A news release attached hereto as Schedule “A” was disseminated on February 6, 2020 by Canada Newswire.

Item 4. Summary of Material Change

The Company announced that it has extended the term of its marketing collaboration agreement (the “
Agreement
”) with Postmedia Network Inc. (“
Postmedia
”), which will provide the Company with over $15,000,000 of annual media value for the next 3 years until January 2023. The original agreement was executed and announced on January 25, 2016 and amended on January 1, 2018.

Item 5. Full Description of Material Change

5.1
Full Description of Material Change

The Company announced that it has extended the term of the Agreement with Postmedia, which will provide the Company with over $15,000,000 of annual media value for the next 3 years until January 2023. The original agreement was executed and announced on January 25, 2016 and amended on January 1, 2018.

The Agreement provides for Mogo to receive a similar minimum annual media value from Postmedia to the original agreement while Postmedia will receive a similar quarterly payment to the previous agreement through a combination of a quarterly fixed cash payment of $263,000 and minimum commissions of $112,500 per quarter related to Mogo’s digital performance spend, which will now be managed by Postmedia’s digital division.

In connection with the extension and amendment of the Agreement, Mogo agreed to issue to Postmedia 5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.537 (equal to the 60-day VWAP of the Mogo shares on the Toronto Stock Exchange (“
TSX
”)), which will vest in equal instalments over three years. Mogo also agreed to extend the term of 50% of the warrants previously issued to Postmedia from January 25, 2021 to January 25, 2023. Issuance of the 350,000 warrants and the two-year extension of the term of the existing warrants are subject to TSX approval.

The above summary is qualified in its entirety by reference to the terms of the Second Amended and Restated Collaboration Agreement, which may be found under the Company’s profile on SEDAR at
www.sedar.com
.

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5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Gregory Feller, the President and Chief Financial Officer of the Company is knowledgeable about the material change described above. His business telephone number is 1-800-980-6646.

Item 9. Date of Report

February 20, 2020

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SCHEDULE “A”

Please see attached.

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Mogo Extends Innovative Marketing Agreement with
Postmedia to 2023

Agreement allows Mogo to further establish itself as the go-to financial app for millennials to improve their financial health

Vancouver, British Columbia, February 6, 2020
– Mogo Inc. (TSX:MOGO) (NASDAQ:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced that it has extended the term of its marketing collaboration agreement with Postmedia Network Inc. (“Postmedia”), which will provide over $15,000,000 of annual media value for the next 3 years. The agreement is now extended until January 2023.

Postmedia is a Canadian news media company representing more than 140 brands, including the National Post, Toronto Sun and Vancouver Sun, across multiple print, online, and mobile platforms. Postmedia reaches 19.6 million Canadians each month across its platforms, including 13.8 million adults through mobile properties.

“Our innovative marketing agreement with Postmedia has been instrumental in building our brand and member base in a highly efficient way,” said Greg Feller, President & CFO of Mogo. “We are pleased to deepen and extend this relationship and look forward to leveraging this unique asset to drive awareness of new product launches and reinforce Mogo’s unique value proposition focused on helping Canadians improve their financial health and lead a more sustainable lifestyle.”

The extended agreement provides for Mogo to receive a similar minimum annual media value from Postmedia to the original agreement while Postmedia will receive a similar quarterly payment to the previous agreement through a combination of: 1) a quarterly fixed cash payment, and; 2) commissions related to Mogo’s digital performance spend, which will now be managed by Postmedia’s digital division. In addition, Mogo agreed to issue to Postmedia 5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.537 (equal to the 60-day VWAP of the Mogo shares on the Toronto Stock Exchange (“TSX”)), which will vest in equal instalments over three years. Mogo also agreed to extend the term of 50% of the warrants previously issued to Postmedia from January 25, 2021 to January 25, 2023. Issuance of the 350,000 warrants and the two year extension of the term of the existing warrants are subject to TSX approval.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise specified.

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About Mogo
Mogo — a financial technology company — offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Financial wellness continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada’s largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Forward-Looking Statements
This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding new product launches and receipt of TSX approval. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

For further information:
Craig Armitage
Investor Relations
craiga@mogo.ca
(416) 347-8954

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